February 11, 2005

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mark Shuman

Re:	Concord Communications, Inc. Post-effective Amendment No. 2 to Registration Statement on Form S-3 File No. 333-112091 (“Registration Statement”)

Ladies and Gentlemen:

     This letter is being furnished in response to comments contained in the letter dated December 27, 2004 (the “Letter”) from Mark Shuman, Branch Chief - Legal, of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to John A. Blaeser, President and Chief Executive Officer of Concord Communications, Inc. (the “Company”). The comments and responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.

Comment:

1.	Please disclose whether any added selling securityholder is a registered broker-dealer. If a selling securityholder is a registered broker-dealer, please identify such registered broker-dealer as an underwriter in your disclosure, unless the shares were acquired as transaction-based compensation for investment-banking services. Provide a description of the investment-banking services and the manner in which the compensation for the services was computed, as applicable.

Response:

Based on questionnaires received from the added selling securityholders, none of the added selling securityholders is a registered broker-dealer.

Comment:

2.	Please disclose whether any added selling securityholder is an affiliate of a registered broker-dealer. If a selling securityholder is an affiliate of a registered broker-dealer, please expand the prospectus to indicate whether such selling stockholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling stockholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Response:

In response to the Staff’s comment, and based on questionnaires received from the added selling securityholders, the Company has amended the footnotes to the table in the Selling Securityholders section of the Registration Statement to disclose all added selling securityholders that are affiliates of registered broker-dealers and to state that such sellers (i) purchased the securities in the ordinary course of business, and (ii) at the time of the purchase of the securities to be resold, said sellers had no agreements, understandings or arrangements with any other persons, directly or indirectly, to dispose of the securities.

Comment:

3.	We note that you filed a Form 8-K on December 2, 2004 prior to your filing of this post-effective amendment. Please incorporate this Form 8-K by reference into your post-effective amendment. Please refer to Item 12 of Form S-3 for additional guidance.

Response:

In response to the Staff’s comment, the Company has added the Form 8-K it filed on December 2, 2004 as well as Form 8-Ks filed on December 15, 2004, January 6, 2005 and January 12, 2005 to the list of Current Reports it states to be incorporated by reference into the post-effective amendment.

     The Company hereby acknowledges that: (i) should the Commission or the Staff declare the filing of the pending post-effective amendment effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please telephone me at (508) 303-4361 with any questions concerning this letter.

Very truly yours,

/s/ Melissa H. Cruz

Melissa H. Cruz
Executive Vice President, Business Services,
Chief Financial Officer and Treasurer

cc:	Barbara C. Jacobs Douglas A. Batt, Esq. Kevin M. Barry, Esq.